CORNERSTONE TOTAL RETURN FUND, INC.
CORNERSTONE STRATEGIC VALUE FUND, INC.
CORNERSTONE PROGRESSIVE RETURN FUND
260 Madison Avenue, 8th Floor
New York, New York 10016
(646) 881-4985

May 12, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Gentlemen:

Pursuant to the requirements of Rule 17g-l under the Investment Company Act of 1940 (the "1940 Act"), I file herewith the following:

1.	a copy of joint fidelity bond for the following Funds (attached as EX-99.1):

•	Cornerstone Total Return Fund, Inc. (File No. 811-02363)

•	Cornerstone Strategic Value Fund, Inc. (File No. 811-05150)

•	Cornerstone Progressive Return Fund (File No. 811-22066) (hereafter defined as the "Fund" or collectively the "Funds")

2.
certified copy of the resolutions of a majority of the Boards of Trustees/Directors of the Funds, including a majority of the Trustees/Directors who are not "interested persons," as defined by the 1940 Act, of the Funds approving the amount, type, form and coverage of the bond and the premium paid (attached as EX-99.2);

3.	a statement showing the amount of the single insured bonds which the Funds would have provided and maintained had they not been named as the insured under a joint insured bond (see EX-99.3);

4.	a statement setting forth the period for which the premium has been paid (attached as EX-99.5); and

5.	a copy of the Agreement of Joint Insureds (attached as EX-99.6).

Very truly yours,

/s/ Frank Maresca

Frank Maresca
Treasurer

Enclosures